August 15, 2007

John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 04-08
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Investors Capital Holdings, Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2006
Form 10-K for the Fiscal Year Ended March 31, 2007
File No. 1-16349

Dear Mr. Cash:

Thank you for your follow-on comment letter dated July 31, 2007 respecting the Commission’s review of the above referenced filings of Investors Capital Holdings, Ltd. (together with its subsidiaries, the “Company”).

In regard to the comments contained in your letter, our responses are as follows:

1. For several years the Company provided advisory services to two mutual funds. Midway into the fiscal year ended March 31, 2006 (“FY 06”), the Company determined to terminate its advisory agreement and, in connection therewith, to sell the receivables owing under the agreement to a successor advisor. Accordingly, the portion of the Company’s accounts receivable that represented receivables due from the funds was reclassified as “accounts receivable – asset held for sale”.

From March 31, 2005 until the sale of said receivables effective October 18, 2005, these receivables increased by $398,128. This increase was reported in the Consolidated Statements of Cash Flows in our Form 10-K for FY 06 (the “FY06 Cash Flows”) as a change in operating assets and liabilities in accordance with the classification, in Wiley’s GAAP guide, of changes in accounts receivable as operating activities. See Wiley’s GAAP 2006, Chapter 4 / Statement of Cash Flows - Concepts, Rules, and Examples –Classification – Operating activities – The indirect method, page 103.

The successor advisor purchased the receivables for their face amount with a $747,617 promissory note. This transaction was disclosed at the bottom of the FY 06 Cash Flows as “Supplemental Disclosure of Non-Cash Flow Information, Financing sale accounts receivable ‘Mutual Fund Management Agreement’”.

2. We have revised our Form 10-Q for the fiscal quarter ended June 30, 2007, and will revise future filings, to conform to your comment regarding certifications.

3. There were no changes in our internal control over financial reporting that occurred during the last quarter of fiscal year 2007 that would be required to be disclosed in accordance with Item 308(c) of Regulation S-K. We will disclose any such subsequent changes in future filings.

The Company re-acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is fully responsive to your follow-on comment letter. Kindly direct any further communications regarding these matters to the undersigned.

Respectfully submitted,

Date: August 15, 2007 By: /s/ Steven C. Preskenis, Esq. Chief Legal Counsel and Secretary